Filed Pursuant to Rule 424(b)(3)
Registration No. 333-213271

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
SUPPLEMENT NO. 9 DATED OCTOBER 9, 2018
TO THE PROSPECTUS DATED APRIL 26, 2018
This document supplements or modifies certain information contained in the prospectus of Cole Real Estate Income Strategy (Daily NAV), Inc. dated April 26, 2018. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.

The purpose of this supplement is to describe the proposed modifications of the offering of shares of Cole Real Estate Income Strategy (Daily NAV), Inc.
We intend to make the following modifications to our public offering (the “Offering”):

(1)	rename our Wrap Class Common Shares (“W Shares”) and Advisor Class Common Shares (“A Shares”) to Class D Common Shares and Class T Common Shares, respectively;

(2)	increase the number of classes of shares sold in the Offering from three to four by reclassifying a portion of our common stock as a new series of common shares called Class S Common Shares;

(3)
reduce the ongoing annual selling fees for W Shares (as renamed to Class D Common Shares) from 0.55% to 0.25% of our net asset value (“NAV”) for Class D Common Shares, for A Shares (as renamed to Class T Common Shares) from 1.05% to 0.85% of our NAV for Class T Common Shares and for Class I Common Shares from 0.25% to 0.00% of our NAV for Class I Common Shares, and reduce the total upfront selling fees payable with respect to the renamed Class T Common Shares from 3.75% to 3.00% of the offering price per share;

(4)	provide for upfront selling commissions of up to 1.50% of the offering price per share for Class D Common Shares sold through participating broker-dealers; and

(5)
impose a cap on the total selling fees payable with respect to all Class D, Class T and Class S Common Shares equal to 8.75% of the purchase price of the shares (or a lower limit set forth in any applicable agreement between our dealer manager and a participating broker-dealer).

Concurrent with these changes, we further intend to amend our advisory agreement with our advisor to:

(1)
modify the advisory fee payable to our advisor from an annualized amount equal to 0.90% of the NAV for each class of common stock to an annualized amount equal to 1.10% of the NAV for each class of common stock;

(2)
modify the annual performance fee that may be payable to our advisor effective January 1, 2019, to an amount equal to 12.5% of the annual total return in excess of a 5% return on stockholders’ capital for a class; and

(3)
for shares sold following the share modifications described above, increase the amount of the short-term trading fee, for which shares redeemed within 365 days of the date of purchase are subject, to 5% of the aggregate NAV per share of such shares redeemed.

Finally, concurrent with the effectiveness of the changes discussed above, we intend to change our name to CIM Income NAV, Inc., as well as the name of our operating partnership to CIM Income NAV Operating Partnership, LP.
We believe that these changes are in the best interest of our stockholders and will, among other things, generally reduce the aggregate selling fees paid by current and future stockholders. Further, we believe that these changes will result in greater access to capital to better achieve its investment objectives.
Management has been authorized to seek to make these changes and prepare amendments to various governance documents and agreements in order to enact the proposed changes. Any modification of the Offering is subject to regulatory approval.
Subject to receipt of necessary regulatory approvals, we currently anticipate that these changes will be effective, and we will begin accepting subscriptions for the renamed Class D Common Shares, Class T Common Shares and Class I Common Shares, as well as our new Class S Common Shares, on or about November 1, 2018.

INAV-SUP-9I